Rider

Enhanced Dollar Cost Averaging Rider

This Rider is made part of the Contract to which it is attached.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this Benefit will control.

If You choose to return the Contract under the Right to Examine this Rider will also be void.

If this rider is issued at the same time as your Contract, this rider is effective on the Contract Issue Date shown on the Contract Specifications. If this rider is issued after your Contract, this rider is effective on the date upon which this rider was added.

ENHANCED DOLLAR COST AVERAGING (EDCA) FIXED ACCOUNT

The EDCA Fixed Account is an interest-bearing Fixed Account within Our general asset account to which the Purchase Payment(s) may be allocated. The general asset account consists of all Our general assets, other than those allocated to a Separate Account and/or other segregated asset accounts.

Prior to the Annuity Payout Date, the EDCA Fixed Account value will be:

(1)	the Purchase Payment(s) allocated to the EDCA Fixed Account; plus

(2)	accumulated interest; less

(3)	any Withdrawals from the EDCA Fixed Account, any applicable Withdrawal Charges, Contract Administration Charges, and any applicable charges for other Contract Benefit(s) or Rider(s); less

(4)	any amounts, plus any associated fees, transferred from the EDCA Fixed Account to the Variable Portfolio(s); less

(5)	any amounts, plus any associated fees, transferred from the EDCA Fixed Account to the Fixed Account (if the Fixed Account Rider is attached to your contract), but only pursuant to the Withdrawals provision below; less

(6)	any amounts in the EDCA Fixed Account applied to affect any Annuity Payment Option under the Annuity Payment Option provision of the contract.

ALLOCATION OF PURCHASE PAYMENTS

You may allocate all or any portion of a Purchase Payment, less an amount for any applicable premium taxes or similar tax payments, to the EDCA Fixed Account in accordance with the allocation percentages specified by You or as later set by You. In Our discretion and with prior notice to You, we may close the EDCA Fixed Account to Subsequent Purchase Payments or make the EDCA Fixed Account available only through a program that We may establish.

TRANSFERS TO THE EDCA FIXED ACCOUNT

The Contract Value allocated to the Variable Portfolio(s) and/or to a Fixed Account, if available, may not be transferred to the EDCA Fixed Account.

Form ICC25-EDCA-1	AuguStar Life Insurance Company	Page 1

TRANSFERS FROM THE EDCA FIXED ACCOUNT

Scheduled Transfers

For each Purchase Payment allocated to the EDCA Fixed Account, you can elect for equal transfers to the available Variable Portfolio(s) and/or Fixed Account(s), if available, based on the frequency that we make available. The initial scheduled transfer will occur based on the frequency elected following the date of the applicable Purchase Payment. The final scheduled transfer will include any interest accrued on funds held in the EDCA Fixed Account and, upon completion, will reduce the EDCA Fixed Account balance to zero (0).

Unscheduled Transfers

You may make an unscheduled transfer from a purchase payment allocated to the EDCA Fixed Account, but only for the full value of the EDCA Fixed Account attributable to such Purchase Payment. In all other respects, the rules and charges applicable to transfers between the Variable Portfolio(s) will apply to transfers involving the EDCA Fixed Account and in accordance with the Transfers provision in Your contract.

Interest Crediting

We will declare an annual effective interest rate for each Purchase Payment allocated to the EDCA Fixed Account. This rate will remain in effect for as long as the value attributable to that Purchase Payment remains in the EDCA Fixed Account. The initial annual effective interest rate will be the greater of the rate in effect on the date the application is received or the date the Purchase Payment is received, provided that all required paperwork is received within the Rate Lock Period specified in the Contract Specifications. Interest rates applicable to the EDCA Fixed Account may differ from those of other Fixed Accounts but will never be less than the Guaranteed Minimum Interest Rate stated in the Contract Specifications.

Full Withdrawal

By notice to Us, You may fully Withdrawal Your Contract and receive its Contract Value as set forth in the Withdrawals provision of your contract. We reserve the right to defer payment of any benefits from the EDCA Fixed Account for up to six (6) months from the date we receive the request in Good Order. We may take a Withdrawal Charge if the Contact is fully withdrawn.

WITHDRAWALS

Subject to the terms of the Withdrawals provision in your Contract and by notice to Us, you may make a withdrawal and instruct Us as to the amount to be deducted from each Variable Portfolio and/or the Fixed Account, if available.

If the amount of a requested Withdrawal, plus any applicable Withdrawal Charge(s), exceeds the Contract Value allocated to the Variable Portfolio(s) the EDCA program will be terminated.

CONTRACT ADMINISTRATION CHARGE

Contract Administration Charges, if applicable, will be deducted from the Variable Portfolio(s), the Fixed Account, if available, and the EDCA Fixed Account in proportion to the total Contract Value in those accounts, respectively. The amount of the charge deducted from the EDCA Fixed Account will be made on a ''first-in-first-out'' basis.

If any portion of the Contract Administration Charge is deducted from the EDCA Fixed Account, such portion shall not exceed the sum of (a) and (b), where:

(a)	is the total amount of Purchase Payments allocated to the EDCA Fixed Account during the Contract Year; and

(b)	is the interest credited to the EDCA Fixed Account during the Contract Year that exceeds the Guaranteed Minimum Interest Rate.

Form ICC25-EDCA-1	AuguStar Life Insurance Company	Page 2

CONTRACT VALUE

The Contract Value for any Valuation Period equals the sum of any available Fixed Account, values as of the end of the Valuation Period and the Variable Portfolio(s) Accumulation Unit values for the Valuation Period.

PERIODIC REPORT

If any Contract Value is held in the EDCA Fixed Account, we will show such Contract Value in any periodic report on the Contract.

TERMINATION

This rider will terminate: (i) upon the commencement of any Annuity Payment Option; (ii) on the day the Contract is terminated in accordance with its terms; or (iii) upon the death of the Annuitant, except in the case of Spousal Continuation. See the Annuity Payment Options provision in the Contract.

AUGUSTAR LIFE INSURANCE COMPANY

Form ICC25-EDCA-1	AuguStar Life Insurance Company	Page 3